

November 18, 2010

By U.S. Mail and facsimile to 5411 4865 9066

Carlos Seijo
Chief Executive Officer
Transportadora de Gas Del Sur S.A.
Don Bosco 3672
5 th Floor
C1206ABF Buenos Aires
 Argentina

　　　　Re:　　**Transportadora de Gas Del Sur S.A.**
　　　　　　　Form 20-F for Fiscal Year Ended December 31, 2009
　　　　　　　Filed June 16, 2010
　　　　　　　Filing No. 001-13396

Dear Mr. Seijo:

　　　We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　　Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

　　　After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2009

Consolidated Financial Statements

Notes to Consolidated Financial Statements

12. Differences Between Argentine GAAP and US GAAP, page F-31

Reconciliation of shareholders' equity, page F-31

1.   Refer to your reconciliation of shareholders' equity. Please note that US GAAP
        reconciling items should be presented gross with a separate adjustment for taxes. Please
        revise in future filings.

h) Revenue Recognition, page F-34

2.   We read your revenue recognition accounting policy under Argentine GAAP on page F-
        15 where you state, "firm transportation revenues are recognized based on the accrued
        contracted capacity reserved regardless of actual usage." Please tell us how you are
        accounting for firm transportation revenues under US GAAP. Refer to SAB Topic no. 13
        for guidance.

II. Additional Disclosure Requirements, page F-35

f) Summarized financial information under US GAAP, page F-38

3.   We refer you to the use of the term "Net financial results" in the table on page F-38.
        Please clarify what "Net financial results" represents, and to the extent it represents a
        non-GAAP measure, please provide the disclosures set forth in Item 10(e) of Regulation
        S-K. Refer to paragraph C.(e) to the General Instructions of Form 20-F.

j) Statement of cash flows classification differences, page F-40

4.   Please provide a cash flow statement prepared under US GAAP or revise your table on
        page F-41 that sets forth the condensed statements of cash flows prepared in accordance
        with US GAAP. In this regard, in future filings provide a reconciliation that quantifies
        the material differences in the cash flow statement provided under Argentine GAAP as
        compared to US GAAP.

*   *   *   *

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes all information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are

Mr. Carlos Seijo
Transportadora de Gas Del Sur S.A.
November 18, 2010
Page 3

in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosures in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Milwood Hobbs, Staff Accountant, at (202) 551-3241 or Robert Babula, Staff Accountant, at (202) 551-3339, if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned at (202) 551-3720 with any other questions.

Sincerely,

Andrew Mew
Accounting Branch Chief